EX-99.(h)(9)

GOLDMAN SACHS ETF TRUST

EXPENSE LIMITATION AGREEMENT

THIS EXPENSE LIMITATION AGREEMENT (the “Agreement”) is effective as of the 1st day of May, 2016 by and between Goldman Sachs ETF Trust, a Delaware statutory trust (the “Trust”), on behalf of the Goldman Sachs ActiveBeta® Emerging Markets Equity ETF (the “Fund”) and Goldman Sachs Asset Management, L.P. (“GSAM” or the “Adviser”).

WITNESSETH:

WHEREAS, the Adviser renders advice and services to the Fund pursuant to the terms and provisions of a Management Agreement between the Trust and the Adviser (the “Management Agreement”);

WHEREAS, the Adviser and the Trust desire to limit the Fund’s Other Expenses (as that term is defined in Section 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Fund) desires to allow the Adviser to implement those limits on the terms hereinafter set forth;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1.	LIMIT ON OTHER EXPENSES. The Adviser agrees to waive fees and/or reimburse expenses to the extent necessary to limit Other Expenses to 0.05% of the Fund’s average daily net assets.

2.	DEFINITION. For purposes of this Agreement, the term “Other Expenses” with respect to the Fund, is defined to include all expenses necessary or appropriate for the operation of the Fund, excluding (i) the fee payment under the Management Agreement, (ii) payments under the Fund’s 12b-1 plan (if any), (iii) interest expenses, (iv) taxes, (v) acquired fund fees and expenses, (vi) brokers’ commissions and any other transaction-related expenses and fees arising out of transactions effected on behalf of the Fund, (vii) costs of holding shareholder meetings and (viii) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Fund’s business.

3.	TERM. This Agreement shall become effective on the date specified herein and shall remain in effect unless terminated by the Board.

4.	TERMINATION. This Agreement may be terminated at any time, and without payment of any penalty, by the Board, on behalf of the Fund, upon sixty (60) days’ written notice to the Adviser. The Adviser agrees that it may not terminate this Agreement without approval of the Board.

5.	ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

6.	SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

7.	GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulation promulgated thereunder.

[SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

GOLDMAN SACHS ETF TRUST		GOLDMAN SACHS ASSET MANAGEMENT, L.P.

on behalf of the Goldman Sachs ActiveBeta® Emerging Markets Equity ETF

By:	/s/ Michael Crinieri	By:	/s/ Michael Crinieri
Name:	Michael Crinieri	Name:	Michael Crinieri
Title:	Vice President	Title:	Managing Director

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